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                                                                  EXHIBIT 99.1


[MEXICAN RESTAURANTS INC. LOGO]

FOR IMMEDIATE RELEASE

Contact:    Mexican Restaurants, Inc.
            Andrew J. Dennard
            (713) 943-7574

                            MEXICAN RESTAURANTS, INC.
                   ANNOUNCES 1ST QUARTER REVENUES AND PROFITS
                                  (NASDAQ:CASA)

Houston, Texas (April 29, 2002) Mexican Restaurants, Inc. today announced that for the first quarter ended March 31, 2002, net income was $497,880 or $0.14 per share compared to $384,643 or $0.11 per share for the same quarter one year ago. Beginning with fiscal year 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," which requires goodwill and other intangible assets with indefinite lives no longer be amortized. If SFAS 142 had been adopted the first quarter one year ago, adjusted net income would have been $438,182 or $0.12 per share.

The Company's revenues for the first quarter of fiscal 2002 decreased 3.0% to $15.3 million compared with $15.8 million for the same quarter one year ago. Restaurant sales for the first quarter of fiscal 2002 decreased $466,124 to $15.0 million compared with same quarter in fiscal 2001. The decline was due to a decrease in the number of restaurants as the Company disposed of under-performing restaurants. Three restaurants were closed and one franchise restaurant was acquired after the end of the first quarter of fiscal 2001. Total system sales at restaurants operating in both fiscal quarters ("same-stores") increased 1.4%. Company-owned same-store sales decreased 1.4%. Franchise-owned same-store sales for the quarter increased 5.0%.

Curt Glowacki, the Company's President and Chief Executive Officer, commenting on the first quarter, said, "I continue to be pleased with the operational performance of our Company. Restaurant controllable profit margins improved 110 basis points compared with the first quarter one year ago. Some of the improvement is due to the disposition of under-performing restaurants, but most of the improvement is due to operational efficiencies in cost of sales and labor. Due to the timing of the Easter weekend and bad weather in our northern restaurants in this first quarter, same-store sales dipped slightly into the negative column for our Company-owned restaurants. This year's Easter weekend, which typically features soft sales, occurred in the first quarter this year, compared with the second quarter last year. Weather-related restaurant closures in Michigan and Oklahoma also impacted sales in the first quarter. However, based on the sales momentum we're seeing so far in the second quarter, I don't believe the first quarter decline in same-store sales represents a continuing trend."

The Company's Chairman of the Board, Louis P. Neeb, said, "These results continue to reinforce the Board's recent decision to focus on operations and to apply free cash flow to pay down debt, and now to repurchase shares of the Company's common stock under a stock repurchase program. During the first quarter, the Company paid down debt $300,000 to $6.3 million. At its April meeting, the Company's Board of Directors authorized management to implement a limited



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stock repurchase program in a manner permitted under its bank financing agreement. Initially, the Company may purchase from time to time up to a total of $350,000 of its outstanding common stock. Any shares acquired would be held for general corporate purposes, especially to offset the dilution effect on shareholders from the exercise of stock options under the Company's stock benefit plans. The Company believes that the repurchase program is an excellent use of capital for its shareholders."

Mexican Restaurants, Inc. operates and franchises 84 Mexican restaurants. The current system includes 50 Company-operated restaurants, 33 franchisee-operated restaurants and one licensee-operated restaurant.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: accelerating growth strategy; dependence on executive officers; geographic concentration; increasing susceptibility to adverse conditions in the region; changes in consumer tastes and eating habits; national, regional or local economic and real estate conditions; demographic trends; inclement weather; traffic patterns; the type, number and location of competing restaurants; inflation; increased food, labor and benefit costs; the availability of experienced management and hourly employees; seasonality and the timing of new restaurant openings; changes in governmental regulations; dram shop exposure; and other factors not yet experienced by the Company. The use of words such as "believes", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Readers are urged to carefully review and consider the various disclosures made by the Company in this release and in the Company's Annual Report and Form 10-K for the fiscal year ended December 30, 2001, that attempt to advise interested parties of the risks and factors that may affect the Company's business.


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